

07007105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~200~~ 24626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 East Sir Francis Drake Blvd., Wood Island #3F
(No. and Street)

Larkspur, (City) California (State) 94939 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Swift (415) 925-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)



RECEIVED
AUG 28 2007
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Swift, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Associates, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public



ROBERT ALLAN JACOBSON
Commission # 1610332
Notary Public - California
Marin County
My Comm. Expires Oct 1, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 24, 2007

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Security Research Associates, Inc., as of June 30, 2007 and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2007 and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

CASH		$1 210 898
DEPOSIT - WEDBUSH MORGAN SECURITIES		99 462
RECEIVABLE FROM BROKER DEALER		532 414
MARKETABLE SECURITIES AT MARKET		30 622
PREPAID EXPENSES		34 981
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $54 537		-
		$1 908 377

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$ 623 083
ACCRUED EXPENSES		61 256
PAYABLE TO BROKER DEALER – MARGIN LOAN		30 622
INCOME TAXES		16 600
TOTAL LIABILITIES		731 561
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS		790 000
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10.00		
Authorized 20,000 shares		
Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	102 641	386 816
		$1 908 377

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2007

REVENUES:		
Investment banking fees		$2 487 354
Commissions		691 084
Trading profits		46 062
Investment income		8 799
Other income		36 568
		3 269 867
EXPENSES:		
Commissions and employee compensation & benefits	$2 550 881	
Trading charges	65 274	
Operating expenses	416 036	
Rent	89 729	
Depreciation	8 135	
		3 130 055
INCOME BEFORE INCOME TAXES		139 812
INCOME TAXES ($20,600 deferred)		38 000
NET INCOME		$ 101 812

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2006	$150 000	$134 175	$ 829	$285 004
NET INCOME			101 812	101 812
BALANCE AT JUNE 30, 2007	$150 000	$134 175	$102 641	$386 816

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2007

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 101 812
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		8 135
Changes in assets and liabilities:		
Deposit		(1 741)
Receivables from broker dealer		(503 503)
Marketable securities		(30 622)
Prepaid expenses		(10 466)
Deferred income tax		20 600
Salaries and commissions		615 669
Accrued expenses		50 424
Income taxes		16 600
Payable broker dealer		(4 740)
NET CASH PROVIDED BY OPERATING ACTIVITIES		262 168
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Payments on shareholder advance	$ 37 500	
Purchase of furniture and equipment	(5 647)	
CASH PROVIDED BY INVESTMENT ACTIVITIES		31 853
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from short term loans	$ 631 480	
Repayment of short term loans	(627 962)	
Proceeds from issuance of subordinated notes	(790 000)	
CASH PROVIDED BY FINANCING ACTIVITIES		793 518
NET INCREASE IN CASH		1 087 539
CASH AND CASH EQUIVALENTS, beginning of year		123 359
CASH AND CASH EQUIVALENTS, end of year		$1 210 898
INCOME TAXES PAID		$ 17 600
INTEREST PAID		$ 8 849

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

YEAR ENDED JUNE 30, 2007

Subordinated liabilities at June 30, 2006	$ 0
Issue of Subordinated Notes	790 000
Subordinated liabilities at June 30, 2007	$790,000

The subordinated notes were paid in full on July 20, 2007

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in investment banking and the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to act as originating broker on a fully disclosed basis for all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in trading income.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

YEAR ENDED JUNE 30, 2007

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

NOTE B - DEPOSIT

The Company has deposited $99,462 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2009. Minimum rental payments for the next two years are as follows:

2008	$76 000
2009	$72 000

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with its bank expiring May 15, 2009. Any advances will bear interest at 1.00 % over the bank's reference rate which is currently 8.25%.

NOTE E - OTHER PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company makes no set contribution to this plan.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2007, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2007 are listed below:

Subordinated notes:	
11.25% due and paid on July 20, 2007	$790,000

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2007 the Company had net capital of $1,137,242 and aggregate indebtedness of approximately $732,000, a ratio of .64 to 1.00.

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2007

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$ 386 816
Subordinated liabilities		790 000
Total		1 176 816
NON-ALLOWABLE ASSETS:		
Prepaid Expenses	34 981	
Total non-allowable assets		(34 981)
HAIRCUTS ON SECURITIES:		
Securities	4 593	
Total haircuts		(4 593)
NET CAPITAL		$1 137 242
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness – Liabilities From Statement of Financial Conditions		$ 731 561
Ratio of Aggregate Indebtedness to Net Capital		.64 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 48 771
Minimum Dollar Net Capital Requirement		$ 100 000
Net Capital Requirement (greater of above two amounts)		$ 100 000
Excess Net Capital		$1 037 242

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2007

The difference between net capital on the respondent's June 30, 2007 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$1 178 499
Add:	Income tax adjustments		28 600
Deduct:	Accrued compensation and commissions	$58 289	
	Other net income adjustments	7 777	
	Increase in non-allowable assets	3 791	(69 857)
Net capital per this report			$1 137 242

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2007

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

END